SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2010

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes  ☐             No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes  ☐             No  ☒

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press Release, dated September 17, 2010, entitled “Spreadtrum Announces the World First Single Chip Triple SIM Standby Solution.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

By:	/S/ LEO LI
Name:	Leo Li
Title:	Chief Executive Officer

Date: September 20, 2010

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1:	Press Release, dated September 17, 2010, entitled “Spreadtrum Announces the World First Single Chip Triple SIM Standby Solution.”

Exhibit 99.1

Spreadtrum Announces the World’s First Single Chip Triple SIM Standby Solution

SHANGHAI, Sept. 17 — Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum” or the “Company”), the leading fabless semiconductor provider in China with advanced technology in both 2G and 3G wireless communications standards, today announced the availability of the world’s first triple SIM in single chip solution, the SC6600L7, which allows three GSM SIM cards running simultaneously in a single mobile handset. This is yet another great innovation from Spreadtrum, which also introduced the SC6600L2, the world’s first dual SIM solution, in 2008. The SC6600L7 is expected to become an important product category in the future GSM global market.

Triple SIM solution is perfect for multiple-operator-market where operators attract end users with various promotional offers and discounts. Spreadtrum’s triple SIM solution allows customers the freedom and flexibility of running three operators seamlessly. This capability is highly welcomed in regions such as South Asia, Africa, and South America. It also satisfies business users’ demands for a multiple SIM solution by allowing them to have several phone numbers and to switch among any one of them with a single mobile handset.

The SC6600L7 allows three GSM SIM cards simultaneously running on stand by with only one set of baseband and RF; it integrates three SIM engine processors and three controllers, triple SIM protocol stack DSP, and has an improved Graphic User Interface to provide unprecedented user experience. It is also fully compliant with multiple SIM card standards. The SC6600L7 inherits all the functionalities of the SC6600L2 and provides full-function third-party hardware extensibility. Spreadtrum has finished field trial for SC6600L7 in a number of emerging countries to ensure chip reliability, SIM compatibility, and network protocol stack stability.

“Spreadtrum is dedicated to technical innovations in the mobile handset industry,” said Dr. Leo Li, Spreadtrum’s President & CEO, “The release of triple SIM solution aiming at emerging markets fully testifies that Spreadtrum differentiates itself through technical advances and insights into customer needs. We will continue our innovation to provide our customers with valuable products and unprecedented experience.”

About Spreadtrum Communications:

Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum”) is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements.

For more information, please visit: http://www.spreadtrum.com

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding Spreadtrum’s expectation on the SC6600L7 to become an important product category in the future GSM global market, the effectiveness of the SC6600L7 to provide unprecedented user experience, and Spreadtrum’s ability to continue its innovation to provide its customers with valuable products and unprecedented experience. The Company uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company’s actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; uncertainty regarding the timing and pace of adoption of the SC6600L7 by Spreadtrum’s customers; the state of and any change in the Company’s relationship with its major customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”) and the annual report on Form 20-F filed on May 7, 2010, especially the sections under “Risk Factors” and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

For more information, please contact:

Kathy Zhou

Email: news@spreadtrum.com

Tel: +86-21-5080-2727 x1120